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                              July 27, 2022

       Emmanuel Babeau
       Chief Financial Officer
       Philip Morris International Inc.
       120 Park Avenue
       New York, NY 10017

                                                        Re: Philip Morris
International Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            File No. 001-33708

       Dear Mr. Babeau:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       General

   1. We note that you provided more expansive disclosure in your PMI Integrated Report 2021 and on your website
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your PMI Integrated Report 2021 and on your website.

       Risk Factors, page 6

   2.                                                   It appears that you
have identified transitioning to a    low-carbon economy    as a transition
                                                        risk related to climate
change. Tell us how you considered providing expanded disclosure regarding your
low-carbon transition plan and the potential effects on your business, financial condition,
and results of operations. In addition, describe the material effects of other transition risks
related to climate change you have considered, such as policy and
 Emmanuel Babeau
FirstName  LastNameEmmanuel
Philip Morris International Inc. Babeau
Comapany
July       NamePhilip Morris International Inc.
     27, 2022
July 27,
Page  2 2022 Page 2
FirstName LastName
         regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes.
3. Disclose any material litigation risks related to climate change and explain the potential impact to the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
19

4. There have been significant developments in federal and state legislation and regulation and international accords regarding climate change that you have not discussed in your filing. Please revise your disclosure to identify material pending or existing climate change-related legislation, regulations, and international accords and describe any material effect on your business, financial condition, and results of operations.
5. Disclosure on page 5 of your Form 10-K states that your environmental expenditures have not been and are not expected be material. Please tell us about and quantify capital expenditures for climate-related projects for the periods covered by your Form 10-K and amounts you expect to incur in future periods.
6. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:
             decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
             increased demand for goods that result in lower emissions than competing products;
             increased competition to develop innovative new products that result in lower emissions;
             increased demand for generation and transmission of energy from alternative energy sources; and
             any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
7. If material, discuss the physical effects of climate change on your operations and results.
         This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your customers; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.
8. On page 5 of your Form 10-K you state that the effect of compliance with government regulations, including environmental regulations, has not been material. Tell us about and
 Emmanuel Babeau
Philip Morris International Inc.
July 27, 2022
Page 3
       quantify any compliance costs related to climate change for the last three fiscal years and explain whether increased amounts are expected to be incurred in future periods.
9. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.
       Include quantitative information regarding any such transactions during the last three years and subsequent periods as part of your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Patrick Fullem at (202) 551-8337 or Sergio Chinos at
(202) 551-7844 with
any questions.



                                                             Sincerely,
FirstName LastNameEmmanuel Babeau
                                                             Division of
Corporation Finance
Comapany NamePhilip Morris International Inc.
                                                             Office of
Manufacturing
July 27, 2022 Page 3
cc:       Suzanne Rich Folsom
FirstName LastName